Exhibit 1

Position Statement of Ronen Shilo (August 30, 2016)

I urge all shareholders to vote “AGAINST” Proposal One and “FOR” Proposal Two.

On August 1, 2016, I exercised my right as a shareholder and requested that Perion’s board of directors (“Board”) convene a shareholders meeting to consider amending Perion’s articles of association to replace the staggered board structure with annual election of all directors. That staggered structure contradicts basic corporate accountability to shareholders.

While the meeting has been convened, the Board has avoided accountability and instead proposed a hybrid structure that will result in annual election of directors only in 2018. The Board also objected to my proposal that shareholders will be able to replace directors via simple majority, which would implement proper governance. This reflects the current Board’s philosophy of entrenching itself rather than willingly facing annual evaluation.  The Board’s proposal is bad for Perion, which cannot afford another two years of stagnation. Perion’s rapid deterioration requires immediate action.

This same failure of accountability is reflected in the Board not directing Perion’s affairs and strategy. The Board has not overseen management, but has rather been driven BY management. Over the past two years, I repeatedly raised with the Board my serious concerns concerning Mr. Mandelbaum’s performance as CEO. I corresponded with the former chairman, Tamar Gottlieb, in March and July 2015, and current chairman Alan Gelman, multiple times, raising concerns that Mr. Mandelbaum’s decisions and direction have failed, including:

•	Not leveraging the merger with Conduit for real re-branding (not just changing Perion’s logo).
•	Keeping senior people.
•	Not building a strong management team or “growing” a strong #2 executive.
•	Not having ANY marketing OR product people, and as a result:
o	Perion has no vision
o	Perion is NOT product-driven
o	Perion avoids developing new product(s) based on current assets
o	Perion cannot stop the freefall of its stock without a “story” to the market

Despite each chairman’s agreeing that Mr. Mandelbaum should be replaced, they failed to act. In my recent meeting with Mr. Gelman on May 15, 2016, he indicated that a transition period for replacing Mr. Mandelbaum would begin (I am aware that discussions were held with a potential replacement). I was therefore surprised to learn from the Board’s position paper that it concluded that Mr. Mandelbaum’s service as CEO suits the best interests of Perion and therefore declined to accept his resignation— as if there is nobody better fit to lead Perion.  To my disappointment, Perion’s Board did not hold management accountable, and Perion’s disintegration continues rapidly. It is furthermore unclear whether the entire Board supported that decision.

The adoption of Proposal Two would introduce opportunity for change and a chance to rescue Perion, while Proposal One would continue the deterioration under the current regime.  Perion’s shareholders should not lose hope—they deserve more. Perion is a profitable company. With new management, branding strategy and smart cash usage, Perion will become a successful, growing company. A vote in favor of Proposal Two is a vote for hope and change, and against the current, failed regime.

August 31, 2016

Position Statement

I propose to vote “AGAINST” Proposal One and “FOR” Proposal Two (Mr. Shilo’s request).

I was disappointed to read the Board’s reply to Mr. Shilo’s position paper. Given the Board’s counter proposal and reply, it is obvious the Board is trying to a) minimize the likelihood that the Board is de-staggered, b) buy time to protect incumbent directors and managers for as long as possible, and c) discredit significant shareholder Mr. Shilo – the founder of the company’s core legacy asset.

I fully agree with Mr. Shilo’s position statement. I believe the current share price adequately reflects the business’ deterioration, management’s track record of horrific capital allocation and lack of credibility.

The Board claims the company’s fundamentals are in good shape, but the company’s situation is actually deteriorating.

•	In the twelve months ended June 30, 2016, Perion generated cumulated net losses of $93 million.
•	Management has not disclosed Undertone’s performance since its acquisition but indicated that “[Undertone] is performing below expectations”.
•	Management has stated Search revenues are stabilizing but has not disclosed how profitable (if at all) Search is or will be.
•	Management has never provided any meaningful transparency on the performance of Mr. Mandelbaum’s other acquisitions, presumably because they all failed to meet expectations.

The Board claims it is in “Perion’s best interests for Mr. Mandelbaum to remain and continue to execute our business strategy” despite his obvious and extended track record of spectacular value-destruction at Perion:

•
During his reign, Mr. Mandelbaum has spent about $1 billion on acquisitions (thereof $120 million in cash) and the diluted share count went from 10 million to 81 million. Today, Perion’s market cap/enterprise value is only about $100-120 million.

•
In November 2015, the company was trading at around $140 million in net cash (mostly generated by liquidating ClientConnect – a company paid for in shares). In December, Mr. Mandelbaum decided to bet all that cash (and more) on Undertone, a transaction that apparently offers few synergies with Perion’s other assets and that has failed to convince the market.

•	Mandelbaum has frequently changed the narrative around his strategy and acquisitions. Given his track record, why would anybody believe his latest talk about “high impact ads”?

The Board is paying management excessively and in gross disregard of actual performance and shareholders’ interests:

•	The CEO’s compensation is based on revenue and EBIT, not on shareholder value creation.
•	Over the last 2.5 years, stock-based compensation was $26 million, despite losses of $31 million.
•	In H1 2016, the fully diluted share count increased by 11% (8 million shares) and the company reported stock-based compensation of $4 million, despite losses of $5 million.

In April 2016, I personally met with the Board to share my views but no action was taken. Worse, the Board’s recent statement confirms the disturbing loyalty towards Mr. Mandelbaum and its inability to initiate change – which runs counter to the interest of the company’s owners.

Robert Leitz
CEO
iolite Partners
Zurich, Switzerland
+41 79 227 29 08